

May 14, 2015

Via E-mail
Mr. Michael T. Dance
Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

> **Re: Essex Property Trust, Inc. and Essex Portfolio, L.P. (the "Companies")**
> **Form 10-K for the fiscal year ended December 31, 2014 for each of the**
> **Companies**
> **Filed March 2, 2015 for each of the Companies**
> **File No.s 1-13106 and 333-44467-01, respectively**

Dear Mr. Dance:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant